

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2015

Via E-mail
Geralyn M. Presti, Esq.
Executive Vice President, General Counsel
and Corporate Secretary
Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1360
Cleveland, Ohio 44113-2267

> **Re:** **Forest City Enterprises, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 10, 2015**
> **File No. 333-205607**

Dear Ms. Presti:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-4 FILED ON JULY 10, 2015

General

1.   We note that you are currently consulting with the Division of Corporation Finance's Office of Chief Counsel in connection with your request for classification as an Exchange Act Rule 12g-3 successor to Forest City Enterprises for purposes of the Exchange Act and Securities Act after consummation of the merger. We will continue to monitor the status and outcome of these discussions. We also note your statement in the Additional Information section that the company will file Exchange Act and Securities Act documents after the merger has been consummated. Please advise us whether the survivor company intends to file Exchange Act and Securities Act documents on Forest

City's EDGAR page.

Background of the REIT Conversion, page 55

2.   Please provide us with copies of board books, financial presentations, reports and other materials considered by the board in its consideration of the strategic alternatives.

3.   Please expand your disclosure in this section to discuss potential drawbacks of the conversion considered by the board, if any, and also summarize any new restrictions that will be imposed on your operating and financial flexibility by the REIT qualification requirements, including the limitations on retaining taxable income for future investment and restrictions on types of assets and sources of income.

4.   We note that you retained the services of Goldman, Sachs & Co., Greenhill & Co., and BofA Merrill Lynch to evaluate and advise you regarding the implications of the potential REIT conversion. Given that you retained these advisors, please tell us whether you have received a report, opinion or appraisal materially relating to your transaction from any of such outside parties. Please tell us your analysis as to whether such opinions are materially related to the transaction under Item 4(b) of Form S-4. If so, please revise to disclose information required by Item 1015(b) of Regulation M-A and to include the report, opinion or appraisal as an exhibit.

5.   Revise also to describe in greater detail the "certain strategic alternatives" referenced in the carryover paragraph at the top of page 56 that were under consideration by the board. In order to place the board's consideration of possible alternatives in context, please revise to discuss why the board elected not to pursue such other options. Specifically explain how the board determined that the conversion was in the best interest of the company relative to the other alternatives.

6.   Please also expand your disclosure in this section to discuss, to the extent material, your conversion costs and consideration given to such expenses by the board.

Comparison of Rights of Shareholders of Forest City and the REIT, page 99

7.   We note that the list of proposals being submitted for shareholder approval does not include any provisions of the REIT's proposed charter or bylaws that will differ from the articles and regulations of Forest City. To the extent that any such provisions substantively affect shareholder rights, are not required by Maryland law, and could not be adopted by Forest City's board of directors without shareholder approval if presented on a standalone basis with respect to Forest City, those provisions would appear to be subject to unbundling under Rule 14a-4(a)(3) of Regulation 14A. Accordingly, in your response, please note which of the bases described above operate to make unbundling unnecessary for each of the provisions listed in this section. For guidance, refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations

(Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on our website.

Part II. Information Not Required in Prospectus

Item 21. Exhibits., page II-2

8.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review.   The drafts should be filed as EDGAR correspondence.

Item 22. Undertakings, page II-2

9.   It appears that the exchange of shares may occur 30 days after the date of effectiveness and that Rule 415 may be applicable to this offering. If so, please include the undertakings required by Item 512(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities

cc: Benjamin R. Weber, Esq.
       Sullivan & Cromwell LLP